                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                               Datalink.net, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $ .01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  238-04A-20-6
          ------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /_/   Rule 13d-1(b)

    /_/   Rule 13d-1(c)

    /X/   Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Datalink.net, Inc.                              CUSIP No.: 238-04A-20-6

--------------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         CB Capital Investors, LLC

         13-3371829

--------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)

--------------------------------------------------------------------------------
    3.   SEC Use Only

--------------------------------------------------------------------------------
    4.   Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
                          5.  Sole Voting Power
   Number of Shares               800,000 (represents Warrant to purchase
                                  Common Stock)
  Beneficially Owned      ------------------------------------------------------
                          6.  Shared Voting Power
   by Each Reporting              Not applicable.
                          ------------------------------------------------------
     Person With:         7.  Sole Dispositive Power
                                  800,000 (represents Warrant to purchase
                                  Common Stock)
                          ------------------------------------------------------
                          8.  Shared Dispositive Power
                                  Not applicable.
--------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                   800,000 (represents Warrant to purchase Common Stock)

--------------------------------------------------------------------------------
   10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------

   11.  Percent of Class Represented by Amount in Row (9)
                   5.71%

--------------------------------------------------------------------------------

   12.   Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

Limited Liability Company

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                               Page 2 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Datalink.net, Inc.                              CUSIP No.: 238-04A-20-6



Item 1.

         (a)      Name of Issuer:

                  Datalink.net, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1735 Technology Drive, Suite 790
                  San Jose, California   95110

Item 2.

         (a)      Name of Person Filing:

                  CB Capital Investors, LLC

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)      Address of Principal Business Office or, if none, Residence:

                  1221 Avenue of the Americas
                  New York, New York  10020

         (c)      Citizenship:

                  See Row 4 on cover page.

         (d)      Title of Class of Securities (of Issuer):

                  Common Stock

         (e)      CUSIP Number:

                  238-04A-20-6


Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

                  800,000 (represents Warrant to purchase Common Stock)

         (b)      Percent of Class:

                  5.71% (as of June 8, 2000)

         (c)      Number of shares as to which such person has:

                  (i)      800,000 (represents Warrant to purchase Common Stock)


                               Page 3 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Datalink.net, Inc.                              CUSIP No.: 238-04A-20-6



                  (ii)     Not applicable.
                  (iii)    800,000 (represents Warrant to purchase Common Stock)
                  (iv)     Not applicable.


Item 5.  Ownership of Five Percent or Less of a Class

                       Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                       Not applicable.

Item 8.  Identification and Classification of Members of the Group

                       Not applicable.

Item 9.  Notice of Dissolution of Group

                       Not applicable.

Item 10. Certification

                       Not applicable



                               Page 4 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Datalink.net, Inc.                              CUSIP No.: 238-04A-20-6




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 20, 2000
                              CB CAPITAL INVESTORS, L.L.C.
                              By: CHASE CAPITAL PARTNERS, its Investment Manager



                              By: /s/ Jeffrey C. Walker
                                 -----------------------------------------
                                  Name:    Jeffrey C. Walker
                                  Title:   Managing General Partner



                               Page 5 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Datalink.net, Inc.                              CUSIP No.: 238-04A-20-6




                                  EXHIBIT 2(a)

Item 2.  Identity and Background.

                  This statement is being filed by CB Capital Investors, LLC, a Delaware limited liability company (hereinafter referred to as "CBCI"), whose principal office is located at c/o Chase Capital Partners, 1221 Avenue of the Americas, New York, New York 10020.

                  CBCI is engaged in the venture capital and leveraged buyout business. The Managing Member of CBCI is CB Capital Investors, Inc., a Delaware corporation ("CBCI, Inc."), a subsidiary of The Chase Manhattan Bank. The non-managing member is Chase Capital Partners, a New York general partnership ("CCP"). Pursuant to a master advisory agreement, CBCI, Inc. has delegated its management authority of CBCI to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CBCI, Inc.'s and CCP's principal office is located at the same address as CCI.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 1221 Avenue of the Americas, New York, New York 10020.

                  Ana Carolina Aidar
                  John R. Baron
                  Christopher C. Behrens
                  Mitchell J. Blutt, M.D.
                  David S. Britts
                  Arnold L. Chavkin
                  David Gilbert
                  Eric Green
                  Michael R. Hannon
                  Donald J. Hofmann
                  Jonathan Meggs
                  Thomas G. Mendell
                  Stephen P. Murray
                  John M.B. O'Connor
                  Robert Ruggiero
                  Susan Segal
                  Shahan D. Soghikian
                  Lindsay Stuart
                  Charles Walker
                  Jeffrey C. Walker
                  Timothy Walsh
                  Rick Waters
                  Damion E. Wicker, M.D.
                  Eric R. Wilkinson

                  Messrs. Britts', Soghikian's and Charles Walker's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.


                               Page 6 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Datalink.net, Inc.                              CUSIP No.: 238-04A-20-6


                  The Chase Manhattan Bank (hereinafter referred to as "Chase Bank") is a New York corporation engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank, each of whom is a U.S. citizen.

Issuer:

                  The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office locataed at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.



                               Page 7 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Datalink.net, Inc.                              CUSIP No.: 238-04A-20-6


                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

       Chief Executive Officer                    William B. Harrison, Jr. *
       President                                  Jeffrey C. Walker**
       Executive Vice President                   Mitchell J. Blutt, M.D. **
       Vice President & Secretary                 Gregory Meredith*
       Vice President and Treasurer               Elisa R. Stein**
       Vice President                             Marcia Bateson**
       Assistant Secretary                        Robert C. Carroll*
       Assistant Secretary                        Anthony J. Horan*
       Assistant Secretary                        Denise G. Connors*

                                    Directors

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**


--------
         *        Principal occupation is employee and/or officer of Chase.
                  Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

         ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 8 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Datalink.net, Inc.                              CUSIP No.: 238-04A-20-6


                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                               Executive Officers
                               ------------------

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                 Jeffrey C. Walker, Senior Managing Director* *

                                 Directors* **
                                 -------------

                                               Principal Occupation or Employment;
 Name                                          Business or Residence Address
 ----                                          -----------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
 Hans W. Becherer                              Chairman of the Board
                                               Chief Executive Officer
                                               Deere & Company
                                               One John Deere Place
                                               Moline, IL 61265
----------------------------------------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                         President and Chief Executive Officer
                                               The Hearst Corporation
                                               959 Eighth Avenue
                                               New York, New York  10019
----------------------------------------------------------------------------------------------------------------
 Susan V. Berresford                           President
                                               The Ford Foundation
                                               320 E. 43rd Street
                                               New York, New York  10017
----------------------------------------------------------------------------------------------------------------
 M. Anthony Burns                              Chairman of the Board and
                                                Chief Executive Officer
                                               Ryder System, Inc.
                                               3600 N.W. 82nd Avenue
                                               Miami, Florida 33166
----------------------------------------------------------------------------------------------------------------

         * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

         ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

         *** Each of the persons named below is a citizen of the United States of America.


                               Page 9 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Datalink.net, Inc.                              CUSIP No.: 238-04A-20-6

                                               Principal Occupation or Employment;
 Name                                          Business or Residence Address
 ----                                          ----------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
 H. Laurence Fuller                            Co-Chairman
                                               BP Amoco p.l.c.
                                               1111 Warrenville Road, Suite 25
                                               Chicago, Illinois  60563
----------------------------------------------------------------------------------------------------------------
 Melvin R. Goodes                              Retired Chairman of the Board and CEO
                                               Warner-Lambert Company
                                               201 Tabor Road
                                               Morris Plains, NJ  07950
----------------------------------------------------------------------------------------------------------------
 William H. Gray, III                          President and Chief Executive Officer
                                               The College Fund/UNCF
                                               9860 Willow Oaks Corporate Drive
                                               P.O. Box 10444
                                               Fairfax, Virginia  22031
----------------------------------------------------------------------------------------------------------------
 William B. Harrison, Jr.                      President and Chief Executive Officer
                                               The Chase Manhattan Corporation
                                               270 Park Avenue, 8th Floor
                                               New York, New York  10017-2070
----------------------------------------------------------------------------------------------------------------
 Harold S. Hook                                Retired Chairman and Chief Executive Officer
                                               American General Corporation
                                               2929 Allen Parkway
                                               Houston, Texas 77019
----------------------------------------------------------------------------------------------------------------
 Helene L. Kaplan                              Of Counsel
                                               Skadden, Arps, Slate, Meagher & Flom LLP
                                               919 Third Avenue - Room 29-72
                                               New York, New York  10022
----------------------------------------------------------------------------------------------------------------
 Henry B. Schacht                              Director and Senior Advisor
                                               E.M. Warburg, Pincus & Co., LLC
                                               466 Lexington Avenue, 10th Floor
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------------------
 Walter V. Shipley                             Chairman of the Board
                                               The Chase Manhattan Corporation
                                               270 Park Avenue
                                               New York, New York  10017
----------------------------------------------------------------------------------------------------------------
 Andrew C. Sigler                              Retired Chairman of the Board and
                                                 Chief Executive Officer
                                               Champion International Corporation
                                               One Champion Plaza
                                               Stamford, Connecticut  06921
----------------------------------------------------------------------------------------------------------------
 John R. Stafford                              Chairman, President and
                                                 Chief Executive Officer
                                               American Home Products Corporation
                                               5 Giralda Farms
                                               Madison, New Jersey  07940
----------------------------------------------------------------------------------------------------------------
 Marina v.N. Whitman                           Professor of Business Administration
                                                and Public Policy
                                               The University of Michigan
                                               School of Public Policy
                                               411 Lorch Hall, 611 Tappan Street
                                               Ann Arbor, MI  48109-1220
----------------------------------------------------------------------------------------------------------------


                               Page 10 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Datalink.net, Inc.                              CUSIP No.: 238-04A-20-6



                                                                      SCHEDULE C

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers
                               ------------------

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                 Jeffrey C. Walker, Senior Managing Director* *

                                 Directors***
                                 ------------

                                               Principal Occupation or Employment;
 Name                                          Business or Residence Address
 ----                                          -----------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
 Hans W. Becherer                              Chairman of the Board
                                               Chief Executive Officer
                                               Deere & Company
                                               One John Deere Place
                                               Moline, IL 61265
----------------------------------------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                         President and Chief Executive Officer
                                               The Hearst Corporation
                                               959 Eighth Avenue
                                               New York, New York  10019
----------------------------------------------------------------------------------------------------------------
 Susan V. Berresford                           President
                                               The Ford Foundation
                                               320 E. 43rd Street
                                               New York, New York  10017
----------------------------------------------------------------------------------------------------------------
 M. Anthony Burns                              Chairman of the Board and
                                                 Chief Executive Officer
                                               Ryder System, Inc.
                                               3600 N.W. 82nd Avenue
                                               Miami, Florida 33166
----------------------------------------------------------------------------------------------------------------


         * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

         ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

         *** Each of the persons named below is a citizen of the United States of America.


                               Page 11 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Datalink.net, Inc.                              CUSIP No.: 238-04A-20-6



                                               Principal Occupation or Employment;
 Name                                          Business or Residence Address
 ----                                          -----------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
 H. Laurence Fuller                            Co-Chairman
                                               BP Amoco p.l.c.
                                               1111 Warrenville Road, Suite 25
                                               Chicago, Illinois  60563
----------------------------------------------------------------------------------------------------------------
 Melvin R. Goodes                              Retired Chairman of the Board and CEO
                                               Warner-Lambert Company
                                               201 Tabor Road
                                               Morris Plains, NJ  07950
----------------------------------------------------------------------------------------------------------------
 William H. Gray, III                          President and Chief Executive Officer
                                               The College Fund/UNCF
                                               9860 Willow Oaks Corporate Drive
                                               P.O. Box 10444
                                               Fairfax, Virginia  22031
----------------------------------------------------------------------------------------------------------------
 William B. Harrison, Jr.                      President and Chief Executive Officer
                                               The Chase Manhattan Corporation
                                               270 Park Avenue, 8th Floor
                                               New York, New York  10017-2070
----------------------------------------------------------------------------------------------------------------
 Harold S. Hook                                Retired Chairman and Chief Executive Officer
                                               American General Corporation
                                               2929 Allen Parkway
                                               Houston, Texas 77019
----------------------------------------------------------------------------------------------------------------
 Helene L. Kaplan                              Of Counsel
                                               Skadden, Arps, Slate, Meagher & Flom LLP
                                               919 Third Avenue - Room 29-72
                                               New York, New York  10022
----------------------------------------------------------------------------------------------------------------
 Henry B. Schacht                              Director and Senior Advisor
                                               E.M. Warburg, Pincus & Co., LLC
                                               466 Lexington Avenue, 10th Floor
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------------------
 Walter V. Shipley                             Chairman of the Board
                                               The Chase Manhattan Corporation
                                               270 Park Avenue
                                               New York, New York  10017
----------------------------------------------------------------------------------------------------------------
 Andrew C. Sigler                              Retired Chairman of the Board and
                                                 Chief Executive Officer
                                               Champion International Corporation
                                               One Champion Plaza
                                               Stamford, Connecticut  06921
----------------------------------------------------------------------------------------------------------------
 John R. Stafford                              Chairman, President and
                                                 Chief Executive Officer
                                               American Home Products Corporation
                                               5 Giralda Farms
                                               Madison, New Jersey  07940
----------------------------------------------------------------------------------------------------------------
 Marina v.N. Whitman                           Professor of Business Administration
                                                 and Public Policy
                                               The University of Michigan
                                               School of Public Policy
                                               411 Lorch Hall, 611 Tappan Street
                                               Ann Arbor, MI  48109-1220
----------------------------------------------------------------------------------------------------------------


                               Page 12 of 12 pages